UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company
CNPJ No. 02.558.157/0001-62
NIRE 35.3.0015881-4

MINUTES OF THE 532nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 14, 2026

1. DATE, TIME AND VENUE: On August 14, 2026, at 10:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, paragraph 1, of the Internal Regulations of the Board of Directors and the Technical and Consultant Committees ("Regulations") of Telefônica Brasil S.A. ("Company").

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Board of Directors of the Company, who subscribe to these minutes, establishing, therefore, quorum according to Article 15, Paragraph 2 of the Company's Regulations for instating the meeting. The Company's General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the present members of the Board of Directors unanimously decided as follows:

4.1. Proposal for the Declaration of Interest on Capital: The proposal for a declaration of interest on capital by the Company ("IoC") was approved, based on the balance sheet of July 31, 2026, in the gross amount of R$350,000,000.00, corresponding to R$288,750,000.001 net of withholding income tax. The gross amount of IoC per share is equivalent to R$0.109525379992, of which R$0.090358438491, 2 net of income tax.

The IoC credit will be carried out individually to the shareholders, based on the shareholding position in the Company's records at the end of August 26, 2026. After this date, the shares will be considered “ex-IoC”.

1 Considers the standard tax rate of 17.5%, which may vary due to international treaties, tax immunities and exemptions, countries with favorable taxation, and privileged tax regimes.

2 Value per share calculated based on the shareholding position of July 31, 2026. Given the Company's Share Buyback Program in effect, the value per share may be subject to change, considering the Company's shareholding position to be verified on August 26, 2026.

TELEFÔNICA BRASIL S.A.

Publicly Held Company
CNPJ No. 02.558.157/0001-62
NIRE 35.3.0015881-4

MINUTES OF THE 532nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON AUGUST 14, 2026

The net amount of the IoC will be allocated to the mandatory minimum dividend for fiscal year ending December 31, 2026, ad referendum to the Ordinary General Meeting of Shareholders of the Company to be held in 2027, and the payment of these proceeds will be made by April 30, 2027, with the Company's Management being responsible for setting the exact date.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, August 14, 2026. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; María Cristina Rotondo Urcola and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 532nd Meeting of the Board of Directors of Telefônica Brasil S.A., held on August 14, 2026, drawn up in the Company's book. This is a free English translation.

___________________________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 14, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director